Exhibit (a)(1)(F)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely pursuant to the Offer to Purchase (as defined below), the related Letter of Transmittal, and any amendments or supplements to such Offer to Purchase or Letter of Transmittal, and is being made to all holders of Shares. The Offer is not being made to (and no tender will be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, “blue sky” or other laws of such jurisdiction. Purchaser (as defined below) may, in its discretion, take such action as it deems necessary to make the Offer to holders of Shares in any such jurisdiction in compliance with such laws. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers that are licensed under the laws of such jurisdiction to be designated by Purchaser.

Notice of Offer to Purchase for Cash

All Outstanding Shares of Common Stock of

Science 37 Holdings, Inc.

at

$5.75 Net Per Share in Cash

by

MARLIN MERGER SUB CORPORATION

a wholly-owned subsidiary of

eMED, LLC

Marlin Merger Sub Corporation, a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of eMed, LLC, a limited liability company organized under the laws of the state of Delaware (“Parent”), is offering to purchase all the outstanding shares (the “Shares”) of common stock, par value $0.0001 per share (the “Common Stock”), of Science 37 Holdings, Inc., a Delaware corporation (“Science 37”), at a price of $5.75 per Share, net to the seller in cash (such price, or any different price per Share as may be paid in the Offer, the “Offer Price”), without interest thereon and subject to any tax withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 12, 2024 (as it may be amended or supplemented from time to time, the “Offer to Purchase”) and the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal,” which, together with the Offer to Purchase, collectively constitute the “Offer”). Tendering stockholders whose Shares are registered in their own names and who tender directly to the Depositary (as defined below) will not be obligated to pay brokerage fees or commissions or, except as set forth in the Letter of Transmittal, transfer taxes on the tender of Shares in the Offer. Purchaser will pay all fees and expenses incurred in connection with the Offer by Continental Stock Transfer & Trust Company, which is acting as the Depositary for the Offer (the “Depositary”) and Saratoga Proxy Consulting LLC, which is acting as the information agent for the Offer (the “Information Agent”). Stockholders with Shares held through a broker, dealer, commercial bank, trust company or other nominee should consult with their broker or other nominee to determine whether any charges will apply.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, AT THE END OF THE DAY OF MONDAY, MARCH 11, 2024, UNLESS THE OFFER IS EXTENDED.

Purchaser is making the Offer pursuant to an Agreement and Plan of Merger, dated as of January 28, 2024 (the “Merger Agreement”), by and among Parent, Purchaser and Science 37. Following the completion of the Offer, Purchaser will be merged with and into Science 37 (the “Merger”) without a vote of the stockholders of Science 37 in accordance with Section 251(h) of the Delaware General Corporation Law (the “DGCL”), and Science 37 will survive as a wholly-owned subsidiary of Parent (“Surviving Corporation”). At the effective time of the Merger (the “Effective Time”), each Share not previously purchased in the Offer (other than (i) Shares (if any) that, immediately prior to the Effective Time were held by Science 37 in treasury or held directly by Parent or Purchaser and (ii) Shares that are outstanding immediately prior to the Effective Time and that are held by a Science 37 stockholder who properly demands and perfects appraisal rights under Delaware law) will be converted into the right to receive the Offer Price in cash, without interest and subject to any tax withholding. Each Share held by any direct or indirect wholly owned subsidiary of Science 37 or Parent (other than Shares held directly by Purchaser, which will be cancelled), in each case, immediately prior to the Effective Time, will automatically be converted into such number of shares of the Surviving Corporation so as to maintain the same relative ownership percentages. The Offer, the Merger and the other transactions contemplated by the Merger Agreement are collectively referred to as the “Transactions.” The Merger Agreement is more fully described in the Offer to Purchase.

The Science 37 board of directors has unanimously (i) approved and declared advisable the Merger Agreement, the Offer, the Merger and the other Transactions, (ii) determined that the terms of the Merger Agreement and the Offer and the Merger are fair to, and in the best interests of, Science 37 and its stockholders, (iii) determined that the Offer Price is fair to Science 37’s stockholders, (iv) determined that the Merger shall be effected as soon as practicable following the satisfaction of all conditions set forth in the Merger Agreement, without a vote of the Science 37’s stockholders pursuant to Section 251(h) of the DGCL, and (v) recommended that Science 37’s stockholders accept the Offer and tender their Shares to Purchaser in response to the Offer.

The Offer is not subject to any financing condition. The Offer is conditioned on, among other things, there being validly tendered pursuant to the Offer and “received” by the “depository” (as such terms are defined in Section 251(h) of the DGCL) and not properly withdrawn prior to 12:00 Midnight, New York City time, at the end of the day of Monday, March 11, 2024 (unless the Offer is extended), Shares that, considered together with the number of Shares (if any) then owned by Parent and Purchaser (and excluding Shares tendered in the Offer pursuant to guaranteed delivery procedures that have not yet been “received,” as such term is defined in Section 251(h) of the DGCL, by the depositary for the Offer pursuant to such procedures), equals at least a majority in voting power of the Shares then issued and outstanding (the “Minimum Tender Condition”). The Offer is also subject to certain other customary conditions set forth in the Offer to Purchase, as described in Section 14—“Conditions of the Offer” of the Offer to Purchase.

Subject to the applicable rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”) and the terms of the Merger Agreement, Purchaser may, at any time and from time to time before the Expiration Date (as defined below), increase the Offer Price, waive any Offer Conditions (as defined in the Offer to Purchase) or make any other changes to the terms and conditions of the Offer not inconsistent with the terms of the Merger Agreement, except that, without the prior written consent of Science 37, Purchaser may not: (i) decrease the Offer Price, (ii) change the form of consideration payable in the Offer, (iii) reduce the maximum number of Shares sought to be purchased in the Offer, (iv) amend, modify or waive the Minimum Condition, (v) amend any of the other conditions to the Offer set forth in Annex I to the Merger Agreement in a manner adverse to holders of Shares, (vi) impose conditions to the Offer that are in addition to the Offer Conditions, (vii) terminate, accelerate or otherwise modify or amend the Offer to accelerate the Expiration Date, or (viii) otherwise modify or amend any of the other terms of the Offer in a manner adverse in any material respect to the holders of Shares. The term “Expiration Date” means 12:00 Midnight, New York City time, at the end of the day of Monday, March 11, 2024, unless and until, in accordance with the terms of the Merger Agreement and applicable law, Purchaser extends the period of time for which the Offer is open, in which case the term “Expiration Date” means the latest time and date at which the Offer, as extended by Purchaser, expires.

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The Merger Agreement contains provisions to govern the circumstances in which the Purchaser is required or permitted to extend the Offer. The Purchaser is required to extend the Offer (i) for one or more successive extension periods of up to ten business days each if, on the scheduled Expiration Date, any of the Offer Conditions (including the Minimum Tender Condition) shall not have been satisfied or waived by Purchaser in order to permit the satisfaction or waiver of such conditions, provided that Purchaser shall not be required to extend the Offer beyond May 31, 2024 or at any time that Parent or Purchaser is permitted to terminate the Merger Agreement; and (ii) for any period required by applicable law or applicable rules, regulations, interpretations or positions of the SEC or its staff applicable to the Offer. Subject to the terms of the Merger Agreement and applicable law, Purchaser may extend the Offer by giving oral or written notice of the extension to the Depositary and publicly announcing such extension by issuing a press release no later than 9:00 a.m., New York City time, on the next business day after the Expiration Date.

For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares properly tendered to Purchaser and not properly withdrawn as, if and when Purchaser gives oral or written notice to the Depositary of Purchaser’s acceptance for payment of the Shares in the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment in the Offer will be made by deposit of the Offer Price therefor with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payment from Purchaser and transmitting payment to tendering stockholders. For a description of the procedure for tendering Shares, see the Offer to Purchase. Under no circumstances will interest be paid on the Offer Price to be paid by Purchaser for the Shares, regardless of any extension of the Offer or any delay in making payment.

In all cases, payment for Shares accepted for payment in the Offer will be made only after timely receipt by the Depositary of: (i) a Book-Entry Confirmation (as defined in the Offer to Purchase) and either (ii) a Letter of Transmittal, properly completed and duly executed, or an Agent’s Message as described in Section 3—“Procedure for Tendering Shares” of the Offer to Purchase; and (iii) any other documents required by the Letter of Transmittal. The Offer Price paid to any holder of Shares for Shares tendered in the Offer will be the highest per Share consideration paid to any other holder of Shares for Shares tendered in the Offer.

Except as provided in Section 4—“Withdrawal Rights” of the Offer to Purchase, or as provided by applicable law, tenders of Shares are irrevocable. Shares tendered in the Offer may be withdrawn according to the procedures set forth below at any time before the Expiration Date and, unless accepted for payment and paid for by Purchaser in the Offer, may also be withdrawn at any time after April 12, 2024. For a withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase and must specify the name of the person who tendered the Shares to be withdrawn, the number and type of Shares to be withdrawn and the name of the registered holder of the Shares to be withdrawn, if different from the name of the person who tendered the Shares. If certificates representing Shares have been delivered or otherwise identified to the Depositary, then, before the physical release of such certificates, the tendering stockholder must also submit the serial numbers shown on the particular certificates evidencing such Shares and the signature on the notice of withdrawal must be guaranteed by an Eligible Institution. If Shares have been tendered according to the procedures for book-entry transfer as set forth in Section 3—“Procedure for Tendering Shares” of the Offer to Purchase, any notice of withdrawal must also specify the name and number of the account at The Depository Trust Company (“DTC”) to be credited with the withdrawn Shares and otherwise comply with DTC’s procedures. Withdrawals of tenders of Shares may not be rescinded, and any Shares properly withdrawn will no longer be considered validly tendered for purposes of the Offer. However, withdrawn Shares may be retendered by following one of the procedures described in Section 3—“Procedure for Tendering Shares” of the Offer to Purchase at any time before the Expiration Date.

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All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by Purchaser, in its reasonable discretion, which determination will be final and binding. None of Purchaser, Parent, the Depositary, the Information Agent, Science 37 or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

The receipt of cash in exchange for Shares in the Offer or in the Merger will be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under applicable state, local or foreign tax laws. It is recommended that stockholders consult with their tax advisors as to the particular tax consequences of the Offer and the Merger to them. For a more complete description of certain U.S. federal income tax consequences of the Offer and the Merger, including matters pertinent to non-U.S. stockholders, see Section 5—“Certain U.S. Federal Income Tax Consequences” of the Offer to Purchase.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.

Science 37 has provided Purchaser with Science 37’s stockholder list and securities position listings for the purpose of disseminating the Offer to Purchase (and related documents) to holders of Shares. The Offer to Purchase and the related Letter of Transmittal will be mailed by or on behalf of Purchaser to record holders of Shares and will be furnished by or on behalf of Purchaser to brokers, dealers, commercial banks, trust companies, and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing, for subsequent transmittal to beneficial owners of Shares.

The Offer to Purchase, the related Letter of Transmittal and Science 37’s Solicitation/Recommendation Statement on Schedule 14D-9 (which contains the recommendation of Science 37’s board of directors and the reasons therefor) contain important information. Stockholders should carefully read these documents in their entirety before any decision is made with respect to the Offer.

Questions and requests for assistance may be directed to the Information Agent at the location and telephone numbers set forth below. Requests for copies of the Offer to Purchase, Letter of Transmittal and other tender offer documents may be directed to the Information Agent at the address and telephone numbers set forth below and will be furnished at Purchaser’s expense. Except as set forth in the Offer to Purchase, Purchaser will not pay any fees or commissions to any broker or dealer or other person for making solicitations or recommendations in connection with the Offer. Brokers, dealers, commercial banks, trust companies and other nominees will be reimbursed by Purchaser for customary mailing and handling expenses incurred by them in forwarding material to their customers.

Stockholders may also contact their broker, dealer, commercial bank or trust company for assistance concerning the Offer.

The Information Agent for the Offer is:

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Saratoga Proxy Consulting LLC

520 8th Avenue, 14th Floor
New York, New York 10018

(212) 257-1311 or (888) 368-0379

info@saratogaproxy.com

February 12, 2024

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